Deutsche Bank AG, London Branch

27 May, 2021

Bullion Swap Transaction
Our ref: REDACTED

CFTC Reporting Party: IAMGOLD CORPORATION
USI: REDACTED Name of the SDR: DTCC

IAMGOLD CORPORATION	Deutsche Bank AG, London
Branch
401 BAY STREET,SUITE 3200	Precious Metal Operations
PO BOX 153,TORONTO M5H 2YA	Winchester House
ONTARIO,CANADA	1, Great Winchester Street
London
+1 4163604750	EC2N 2DB
Telex: 94015555
Swift: DEUT GB2L
Direct Line: +44 207 54-58508/19328

The purpose of this letter agreement is to confirm the terms and conditions of a transaction entered into between us Deutsche Bank AG, London Branch ("Party A") and IAMGOLD CORPORATION ("Party B") on the Trade Date referred to below (the "Transaction").

The definitions and provisions contained in the 2005 ISDA Commodity Definitions (the 'Commodity Definitions'), as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Commodity Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms a part of, and is subject to, the ISDA Master Agreement dated as of 05 July 2016, as amended and supplemented from time to time (the "Agreement"), between Party A Party B. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

1. General Terms:

Trade Date:	24 May 2021

Effective Date:	20 December 2023

Termination Date:	19 December 2024

Purchaser of Bullion:	Party A

Seller of Bullion:	Party B

Bullion:	Gold

Total Notional Quantity:	100,000 Ounces

Notional Quantity per Calculation Period:	As per Annex 1

Calculation Period(s):	As per Annex 1

Payment Date(s):	As per Annex 1, subject to Following Business Day Convention.

Business Day:	Bullion Business Day

Chairman of the Supervisory Board: Paul Achleitner.

Management Board: Christian Sewing (Chairman), Karl von Rohr, Fabrizio Campelli, Bernd Leukert, Stuart Lewis, James von Moltke, Alexander von zur Mühlen, Christiana Riley, Rebecca Short, Stefan Simon.

Deutsche Bank AG is authorised and regulated by the European Central Bank and the German Federal Financial Supervisory Authority (BaFin). With respect to activities undertaken in the UK, Deutsche Bank AG is authorised by the Prudential Regulation Authority with deemed variation of permission. It is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.	Deutsche Bank AG is a joint stock corporation incorporated with limited liability in the Federal Republic of Germany, with its head office in Frankfurt am Main where it is registered in the Commercial Register of the District Court under number HRB 30 000. Deutsche Bank AG is authorised under German banking law. The London branch of Deutsche Bank is registered in the register of companies for England and Wales (registration number BR000005) with its registered address and principal place of business at Winchester House, 1 Great Winchester Street, London EC2N 2DB. Deutsche Bank AG, London branch is a member firm of the London Stock Exchange.

Confidential

Settlement:	Cash Settlement

Additional Payment:	Party B shall pay to Party A an amount equal to USD 350,000.00 on 26 May 2021

Fixed Amount Details:

Fixed Price Payer:	Party A

Fixed Price:	USD 1,700.00 per Ounce

Floating Amount I details for Floating Price Payer I :

Floating Price Payer I:	Party B

Floating Price I:	The Commodity Reference Price I on the Swap Pricing Date as specified in the Annex 1

Swap Pricing Date :	The Bullion Business Day specified in the Annex 1

Commodity Reference Price I:	GOLD-LBMA PRICE-PM which means that the price for a Pricing Date will be that day's afternoon London Gold price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. Dollars, as calculated and administered by independent service provider(s), pursuant to an agreement with the LBMA, and published by the LBMA on its website at www.lbma.org.uk that displays prices effective on that Pricing Date.

Specified Price I:	The Commodity Reference Price I for the Swap Pricing Date

Floating Amount II details for Floating Price Payer II :

Floating Price Payer II:	Party A

Floating Price II:

The Specified Price II,

(i) If the Specified Price II is less than the Fixed Price, zero (0);

(ii) If the Specified Price II is greater than or equal to the Fixed Price, but less than or equal to the Cap Price, Party A pays Party B an amount equal to the difference between the Specified Price II and the Fixed Price;

(iii) If the Specified Price II is greater than the Cap Price, Party A pays Party B an amount equal to the difference between the Cap Price and the Fixed Price.

Specified Price II:	The arithmetic average of the Commodity Reference Price for each Pricing Date during the Calculation Period.

Commodity Reference Price II:	GOLD-LBMA PRICE-PM which means that the price for a Pricing Date will be that day's afternoon London Gold price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. Dollars, as calculated and administered by independent service provider(s), pursuant to an agreement with the LBMA, and published by the LBMA on its website at www.lbma.org.uk that displays prices effective on that Pricing Date.

Cap Price:	USD 2,100.00 per Ounce

Chairman of the Supervisory Board: Paul Achleitner.

Management Board: Christian Sewing (Chairman), Karl von Rohr, Fabrizio Campelli, Bernd Leukert, Stuart Lewis, James von Moltke, Alexander von zur Mühlen, Christiana Riley, Rebecca Short, Stefan Simon.

Deutsche Bank AG is authorised and regulated by the European Central Bank and the German Federal Financial Supervisory Authority (BaFin). With respect to activities undertaken in the UK, Deutsche Bank AG is authorised by the Prudential Regulation Authority with deemed variation of permission. It is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.	Deutsche Bank AG is a joint stock corporation incorporated with limited liability in the Federal Republic of Germany, with its head office in Frankfurt am Main where it is registered in the Commercial Register of the District Court under number HRB 30 000. Deutsche Bank AG is authorised under German banking law. The London branch of Deutsche Bank is registered in the register of companies for England and Wales (registration number BR000005) with its registered address and principal place of business at Winchester House, 1 Great Winchester Street, London EC2N 2DB. Deutsche Bank AG, London branch is a member firm of the London Stock Exchange.

Confidential

Pricing Date(s):

Each Bullion Business Day during the relevant Calculation Period (provided, for greater certainty that for the purposes of the definition of "Bullion Business Day" New York is deemed to be the location where payments under the Transaction are to be made.

2. Calculation Agent: Party A

3. Representations:

Each party represents to the other party as of the date that it enters into this Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for this Transaction):

(i) Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered to be investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

(ii) Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts the terms and conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(iii) Status of Parties. The other party is not acting as a fiduciary for or adviser to it in respect of this Transaction.

Deutsche Bank Disclosure:

Party A has addressed a disclosure statement and terms to customers of its foreign exchange business, which is available at the following website: https://www.db.com/fxdisclosures

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or facsimile substantially similar to this letter, which letter or facsimile sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours faithfully,

for and on behalf of

Deutsche Bank AG, London Branch

(signed) "Sujay Sudharshan"	(signed) "Badrikanth Malayanur"

By: _______________________ Name: Sujay Sudharshan Title: Authorised Signatory	By: _______________________ Name: Badrikanth Malayanur Title: Authorised Signatory

Confirmed as of the date first above written: IAMGOLD CORPORATION

(signed) "Jeff Cheah"	(signed) "Daniella Dimitrov"

By: ______________________________ Name: Jeff Cheah Authorised Signatory Treasury	By: ______________________________ Name: Daniella Dimitrov Authorised Signatory Executive Vice President and CFO

For any query relating to this Confirmation, please contact us on +44-(20)-7779-4045

If you agree with the details of this confirmation, please sign and return to fax number 001 201-593-6671

Chairman of the Supervisory Board: Paul Achleitner.

Management Board: Christian Sewing (Chairman), Karl von Rohr, Fabrizio Campelli, Bernd Leukert, Stuart Lewis, James von Moltke, Alexander von zur Mühlen, Christiana Riley, Rebecca Short, Stefan Simon.

Deutsche Bank AG is authorised and regulated by the European Central Bank and the German Federal Financial Supervisory Authority (BaFin). With respect to activities undertaken in the UK, Deutsche Bank AG is authorised by the Prudential Regulation Authority with deemed variation of permission. It is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.	Deutsche Bank AG is a joint stock corporation incorporated with limited liability in the Federal Republic of Germany, with its head office in Frankfurt am Main where it is registered in the Commercial Register of the District Court under number HRB 30 000. Deutsche Bank AG is authorised under German banking law. The London branch of Deutsche Bank is registered in the register of companies for England and Wales (registration number BR000005) with its registered address and principal place of business at Winchester House, 1 Great Winchester Street, London EC2N 2DB. Deutsche Bank AG, London branch is a member firm of the London Stock Exchange.

Confidential

Annex 1

Calculation Period		Payment Date	Swap Pricing Date	Notional Quantity (Number of Ounces)
20-Dec-23	19-Jan-24	25-Jan-24	23-Jan-24	8,335
22-Jan-24	20-Feb-24	26-Feb-24	22-Feb-24	8,334
21-Feb-24	19-Mar-24	25-Mar-24	21-Mar-24	8,334
20-Mar-24	19-Apr-24	25-Apr-24	23-Apr-24	8,333
22-Apr-24	21-May-24	28-May-24	23-May-24	8,333
22-May-24	18-Jun-24	24-Jun-24	20-Jun-24	8,333
19-Jun-24	19-Jul-24	25-Jul-24	23-Jul-24	8,333
22-Jul-24	20-Aug-24	26-Aug-24	22-Aug-24	8,333
21-Aug-24	19-Sep-24	25-Sep-24	23-Sep-24	8,333
20-Sep-24	21-Oct-24	25-Oct-24	23-Oct-24	8,333
22-Oct-24	19-Nov-24	25-Nov-24	21-Nov-24	8,333
20-Nov-24	17-Dec-24	23-Dec-24	19-Dec-24	8,333

Chairman of the Supervisory Board: Paul Achleitner.

Management Board: Christian Sewing (Chairman), Karl von Rohr, Fabrizio Campelli, Bernd Leukert, Stuart Lewis, James von Moltke, Alexander von zur Mühlen, Christiana Riley, Rebecca Short, Stefan Simon.

Deutsche Bank AG is authorised and regulated by the European Central Bank and the German Federal Financial Supervisory Authority (BaFin). With respect to activities undertaken in the UK, Deutsche Bank AG is authorised by the Prudential Regulation Authority with deemed variation of permission. It is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the Temporary Permissions Regime, which allows EEA-based firms to operate in the UK for a limited period while seeking full authorisation, are available on the Financial Conduct Authority's website.	Deutsche Bank AG is a joint stock corporation incorporated with limited liability in the Federal Republic of Germany, with its head office in Frankfurt am Main where it is registered in the Commercial Register of the District Court under number HRB 30 000. Deutsche Bank AG is authorised under German banking law. The London branch of Deutsche Bank is registered in the register of companies for England and Wales (registration number BR000005) with its registered address and principal place of business at Winchester House, 1 Great Winchester Street, London EC2N 2DB. Deutsche Bank AG, London branch is a member firm of the London Stock Exchange.

Confidential